Exhibit 14.1

SOUTHWEST CASINO CORPORATION

CODE OF CONDUCT AND ETHICS*

1.               INTRODUCTION

Southwest Casino Corporation and its subsidiaries (collectively, “Southwest”) are committed to operating its business with honesty and integrity. It is Southwest’s policy to comply with all applicable laws, rules and regulations, and ethical standards. This Code of Conduct and Ethics further explains this commitment and related policies. This Code does not cover every issue that may arise, but it sets out basic principles to guide the directors, officers, and employees of Southwest. All of Southwest’s directors, officers, and employees should conduct themselves in accordance with this Code and seek to avoid even the appearance of improper behavior in any way relating to Southwest.  In appropriate circumstances, this Code should also be provided to and followed by Southwest’s agents and representatives, including consultants.

Any director or officer who has any questions about this Code should consult with Southwest’s General Counsel. If an employee has any questions about this Code, the employee should ask his or her supervisor how to handle the situation.

2.     SCOPE OF THIS CODE

This Code is intended to deter wrongdoing and to promote the following:

•                  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•                  Full, fair, accurate, timely, and understandable disclosure in reports and documents Southwest files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other communications made by Southwest;

•                  Compliance with applicable governmental laws, rules, and regulations;

•                  The prompt internal reporting of violations of this Code to the appropriate person or persons identified in this Code;

•                  Accountability for adherence to this Code; and

•                  Adherence to a high standard of business ethics.

3.     COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Southwest’s policy to comply with all laws, rules and regulations applicable to Southwest’s business and operations. It is the personal responsibility of each director, officer and employee to adhere to the standards and restrictions imposed by those laws, rules and regulations.  Although directors, officers, and employees are not expected to know all of the details of these laws, rules, and regulations, it is important to know enough to determine when to seek advice from supervisors, managers, officers or other appropriate Company personnel. Southwest expects each director, officer and employee to refrain from any illegal, dishonest, or unethical conduct.

Because Southwest operates in a highly regulated industry, compliance with all regulatory requirements is essential. Every director, officer and employee, when called upon, must provide full and complete information, documentation and cooperation to any gaming or other regulatory agency. Any questions concerning the nature and propriety of a request for information or documents should be directed to the General Counsel.

4.     CONFLICTS OF INTEREST

A conflict of interest exists when an individual’s private interest interferes or appears to interfere with Southwest’s interests. Each director, officer, or employee must avoid any activity, investment or association that interferes with the independent exercise of his or her judgment in the best interest of Southwest. Service to Southwest should never be subordinated to personal gain and advantage. A director, officer, or employee must never use her or his position with Southwest to obtain an improper personal benefit for herself or himself, for a member of his or her family, or for any other person. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

In particular, clear conflict of interest situations involving directors, officers, and employees who occupy supervisory positions or who have discretionary authority in dealing with any third party may include the following:

•                  A significant ownership interest in any supplier or customer of Southwest.

•                  A consulting or employment relationship with any customer, supplier, or competitor of Southwest.

•                  Outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities to Southwest.

•                  Receiving non-nominal gifts or excessive entertainment from any organization that has or may have business dealings with Southwest.

•                  Supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member.

•                  Selling anything to Southwest or buying anything from Southwest, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so purchase or sell.

It is almost always a conflict of interest for a Company officer or employee to work simultaneously for a competitor, customer, or supplier Southwest. No officer or employee may work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with Southwest’s customers, suppliers, and competitors, except on the company’s behalf.

Southwest prohibits conflicts of interest as a matter of company policy, except when approved by the Board of Directors after full and complete disclosure of the circumstances. Conflicts of interest may not always be clear-cut and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the General Counsel. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel.

5.     INSIDER TRADING

It is a violation of federal securities laws for anyone who is in possession of material, non-public information about a company to purchase or sell stock or other securities of that company, or to provide that information to anyone else who then purchases or sells stock or other securities of that company.  Directors, officers, and employees who have access to material confidential information relating to Southwest are not permitted to use or share that information to trade Southwest stock or for any other purpose except the conduct of the company’s business.  Directors, officers and employees who become aware of material confidential information regarding Southwest must not trade in company stock until that material confidential information is made public.

All non-public information about Southwest must be considered confidential information. It is difficult to describe exhaustively what constitutes “material” information, but Southwest directors, officers and employees must assume that any information, positive or negative, that may be significant to an investor in determining whether to buy, sell or hold Southwest’s Common Stock would be material. Information may be significant for this purpose even if it alone would not determine an investor’s decision.  Examples of material information include internal financial information that departs in any way from recent data or trends, a potential new business or business acquisition, information that may affect any gaming license held by Southwest or any subsidiary, significant litigation affecting Southwest or any subsidiary, or an important financing transaction (this list is merely illustrative).

In addition, disclosing non-public information or “tipping” others who might then buy or sell Southwest stock is prohibited by Southwest and is illegal.  If another person buys or sells Southwest stock based on confidential information you provided them, you can be guilty of insider trading even if you did not trade.

6.     CORPORATE OPPORTUNITIES

Directors, officers and employees owe a duty to Southwest to advance its legitimate business interests when the opportunity to do so arises. Directors, officers, and employees are prohibited from taking for themselves or directing to a third party any opportunity that he or she discovers through the use of Southwest property, information, or position without the consent of the Board of Directors. No director, officer, or employee may use corporate property, information, or position for improper personal gain, and no director, officer, or employee may compete with Southwest directly or indirectly.

7.     COMPETITION AND FAIR DEALING

Southwest competes in a fair and honest manner. Southwest seeks competitive advantages through superior performance rather than through unethical or illegal business practices. Each director, officer and employee should endeavor to deal fairly with Southwest’s customers, service providers, suppliers, employees and competitors. No director, officer, or employee should take unfair advantage of anyone relating to Southwest’s business or operations through manipulation, concealment, or abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with suppliers or customers. No gift or entertainment should ever be offered or accepted by a director, officer, or employee, family member of a director, officer, or employee, or agent relating to the individual’s position with Southwest unless it (1) has no more than nominal value, (2) is consistent with customary business practices, (3) cannot be construed as a bribe or payoff, and (4) does not violate any laws or regulations. A director or officer should discuss with the General Counsel or Chief Financial Officer, and a employee should discuss with his or her supervisor, any gifts or proposed gifts that she or he is not certain are appropriate.

8.     DISCRIMINATION AND HARASSMENT

Southwest focuses on merit and contribution to the company’s success when making personnel decisions. The diversity of our employees is a tremendous asset to Southwest.  Southwest is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples of impermissible discrimination and harassment include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

9.     HEALTH AND SAFETY

Southwest strives to provide each employee with a safe and healthful work environment. Each officer and employee is responsible for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

Violence and threatening behavior are not permitted. Officers and employees should report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated and is addressed further in Southwest’s separate drug use policies

10.   RECORD-KEEPING

Southwest requires honest and accurate recording and reporting of information in order to make responsible business decisions.

Many officers and employees regularly use business expense accounts, which must be documented and recorded accurately. If an officer or employee is not sure whether a certain expense is legitimate, the employee should ask his or her supervisor or Southwest’s Chief Financial Officer or his designee.

All of Southwest’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the company’s transactions, and must conform both to applicable legal requirements and to the company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained.  An employee with knowledge of any unrecorded payment, fund or asset must report that matter to Southwest’s CFO, General Counsel, or the Chair of the Audit Committee of Southwest’s Board of Directors.  An employee may also report these matters via the confidential hotline and website described in Section 17 of this Code of Conduct.

Business records and communications often become public, and Southwest and its directors, officers and employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Southwest’s records should always be retained or destroyed according to the company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, directors, officers, and employees should consult with Southwest’s Chief Financial Officer or General Counsel before taking any action because it is critical that any impropriety or possible appearance of impropriety be avoided.

11.   CONFIDENTIALITY

Directors, officers, and employees must maintain the confidentiality of non-public information entrusted to them by Southwest or its customers, suppliers, or others with whom Southwest is considering a business or other transaction, except when disclosure is authorized by an executive officer or required or mandated by laws or regulations. Confidential information includes all non-public information that might be useful or helpful to competitors or harmful to Southwest or its customers and suppliers if disclosed. It also includes information that suppliers and customers have entrusted to Southwest. The obligation to preserve confidential information continues even after employment ends.

12.   PROTECTION AND PROPER USE OF SOUTHWEST’S ASSETS

All directors, officers, and employees should protect Southwest’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Southwest’s profitability. Any suspected incident of fraud or theft must be reported immediately for investigation. Southwest’s assets should be used for legitimate business purposes and should not be used for non-company business.

The obligation to protect the Southwest’s assets includes its proprietary information. Proprietary information includes intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate company policy. It could also be illegal and result in civil or even criminal penalties.

13.   PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Southwest requires its directors, officers and employees to comply with all of these laws, rules and regulations.

14.   CORPORATE DISCLOSURES

Southwest makes regular, formal disclosures of its financial performance and results of operations to investing public.  Southwest also makes formal disclosures through press releases and other methods of other significant developments within the company.  Southwest’s policy is to provide full, fair, accurate and understandable information in its public communications, including its filings with the SEC.  All directors, officers, employees and consultants who are involved in Southwest’s disclosure process are responsible for acting to further this policy.  In particular, these individuals must maintain familiarity with the disclosure requirements applicable to Southwest and must not knowing misrepresent, omit or cause others to misrepresent or omit, to others material facts about Southwest and its business, both inside and outside of Southwest, and including information provided to Southwest’s auditors.

Although most employees hold positions that are far removed from Southwest’s required filings with the SEC, each director, officer, and employee should promptly bring to the attention of the Chief Executive Officer, the Chief Financial Officer, or the Audit Committee any of the following:

•                  Any material information that affects the disclosures made by the Southwest in its public filings.

•                  Any information concerning (a) significant deficiencies in the design or operation of internal controls or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Southwest’s financial reporting, disclosures, or internal controls.

•                  Any information concerning any violation of this Code, including any actual or apparent conflicts of interest, involving any management or other employees who have a significant role in Southwest’s financial reporting, disclosures, or internal controls.

•                  Any information concerning a material violation of the securities or other laws, rules, or regulations applicable to Southwest and its business or violations of this Code.

Other than the public statements described above, employees are prohibited from discussing Southwest’s business, including its financial results and prospects, outside of Southwest.  This prohibition on disclosure of material nonpublic information applies specifically (but not exclusively) to inquiries about Southwest from the financial press, investment analysts or others in the financial community. All of these inquiries and the responses to the inquiries must be channeled through an appropriate designated officer of Southwest.  Unless expressly authorized to the contrary, personnel who receive any inquiries of this nature should decline to comment and refer the inquirer to CEO James Druck or President and CFO Thomas Fox.

15.   WAIVERS OF THIS CODE OF CONDUCT AND ETHICS

Waivers of any provision of this Code may be made only by the Board of Directors. If a waiver is granted, Southwest must promptly disclose the nature of the waiver granted, the name of the person who requested the waiver, the date of the waiver, and any other information required by applicable laws, rules, and regulations, including the rules of the SEC.

16.   PUBLICLY AVAILABLE

This Code will be posted on Southwest’s intranet and website.

17.   REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Directors and officers are encouraged to talk to the Chief Financial Officer or General Counsel, and employees are encouraged to talk to supervisors, managers, or other appropriate personnel, when in doubt about the best course of action in a particular situation. Directors, officers, and employees must report promptly any illegal or unethical behavior and any perceived violations of laws, rules, regulations, or this Code that they are aware of to appropriate personnel. Directors, officers, and employees are expected to cooperate in internal investigations of misconduct.  Southwest will not permit retaliation for reports of misconduct by others made in good faith.   In addition, to facilitate reporting of activities that any employee believes violate this Code of Conduct or any applicable law, rule or regulation, or any impropriety in Southwest’s accounting practices or financial reporting, Southwest provides a confidential hotline and website operated by a third party provider through which employees can report violations.  The telephone number is 1-888-564-8063 or, if you prefer, you can submit your report via the internet at www.ethicspoint.com.  If you wish, you may submit reports to the hotline or website anonymously.

18.   ENFORCEMENT

Southwest will take the disciplinary or preventive action it deems appropriate to address any existing or potential violation of this Code.  The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken. These actions will be reasonably designed to deter wrongdoing and to promote accountability, and may include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board), and termination of the individual’s employment or position. In determining the appropriate action in a particular case, the Board of Directors or its designee should take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised before the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

*  As adopted by the Board of Directors effective December 20, 2007.